SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

EXCO Resources, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
269279402
(CUSIP Number)
Thomas Boone Pickens, Jr.
(Names of Reporting Persons)
Drew A. (Sandy) Campbell
8117 Preston Road, Suite 260W
Dallas, Texas 75225
(214) 265-4165
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 26, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box:
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
     This Amendment No. 7 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2006 by BP EXCO Holdings II LP, BP EXCO Holdings LP, BP EXCO Holdings GP, LLC, and Thomas Boone Pickens, Jr., as amended by Amendment No. 1 thereto filed March 10, 2006, Amendment No. 2 thereto filed June 19, 2007, Amendment No. 3 thereto filed June 26, 2007, Amendment No. 4 thereto filed July 6, 2007, Amendment No. 5 thereto filed July 25, 2008 and Amendment No. 6 thereto filed November 3, 2010 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 1. Security and Issuer
     Unchanged.
Item 2. Identity and Background
     Unchanged.
Item 3. Source and Amount of Funds or Other Consideration
     Unchanged.
Item 4. Purpose of Transaction
     Unchanged.
Item 5. Interest in Securities of the Issuer
     Unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is amended as of the date hereof by adding the following at the end thereof:
     On January 26, 2011, Mr. Pickens entered into a Confidentiality Agreement (the “Confidentiality Agreement”) with the Issuer and the Special Committee of the Board of Directors of the Issuer (the “Special Committee”). The Confidentiality Agreement has a term of 15 months. Pursuant to the agreement, the Special Committee will provide certain nonpublic information to Mr. Pickens and his representatives and approved financing sources. The Confidentiality Agreement also contains, among other things, standstill and related provisions that restrict certain actions by Mr. Pickens and certain of his representatives with respect to the Issuer and its securities. Some of these restrictions may be terminated in certain events prior to the expiration of the Confidentiality Agreement.
     The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement.
Item 7. Material to Be Filed as Exhibits
     The following are filed as exhibits with this Amendment:

Exhibit 7	Confidentiality Agreement, dated as of January 26, 2011, between T. Boone Pickens, the Issuer, and the Special Committee

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: January 27, 2011

THOMAS BOONE PICKENS, JR
By:	/s/ Boone Pickens
Name: Thomas Boone Pickens, Jr.